UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eRoomSystem Technologies, Inc.
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(Name of Issuer)

Common Stock, $.001 par value per share
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(Title of Class of Securities)

296016 10 8 -------------------------------------------------------------------------------------------------------------------- (CUSIP Number)

Gregory L. Hrncir, 3770 Howard Hughes Parkway, Suite 175, Las Vegas, Nevada 89109 Telephone: (435) 688-3603
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2000
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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No.	296016 10 8 ------------------------------------	Page	2 ----------	of	5 --------	Pages
1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ash Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ð Not applicable.
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 499,701
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 499,701
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 SEC 1746 (12-91)

          This Schedule 13D ("Schedule 13D") of Ash Capital, LLC is filed with respect to its ownership of the common stock, $.001 par value of eRoomSystem Technologies, Inc., a Nevada corporation (the "Company").

Item 1.     Security and Issuer

          Common Stock, $.001 par value (the "Common Stock") of the Company; 3770 Howard Hughes Parkway, Suite 175, Las Vegas, Nevada 89109.

Item 2.     Identity and Background

          This Schedule 13D is being filed by Ash Capital, LLC, a Utah limited-liability company ("Ash Capital"). The address of Ash Capital, LLC the principal office is 801  West 2150 North, Provo, Utah 84604.

          During the last five years, neither Ash Capital nor its principals have been (i) convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4.     Purpose of Transaction

          The filing of this Schedule 13D is a result of the Issuer's registration of its common stock under the Securities Act of 1934, as amended (the "Act") on Form 8-A as filed with the Securities and Exchange Commission ("SEC") on July 14, 2000. The Company has requested the Form 8-A be made effective concurrently with the Company's Registration Statement on Form SB-2, as first filed with the SEC on April 14, 2000 and as amended (File No. 333-34882). The shares owned by Ash Capital reflected in this Schedule 13D were owned prior to the filing of the Form 8-A.

Item 5.     Interest in Securities of the Issuer
	Presently Owned	Percentage[2]
Sole Voting Power	499,701 [1]	7.0%
Shared Voting Power	0	0.0%
Sole Dispositive Power	499,701 [1]	7.0%
Shared Dispositive Power	0	0.0%
Total Beneficial Ownership	499,701	7.0%

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          1 This amount represents options to purchase 145,313 shares of Common Stock granted by the Company, and 12,507 shares of Common Stock issued directly to Ash Capital, and 341,881 shares of Common Stock issued directly to Ash Capital as a result of the conversion of 333,334 shares of the Company's Series B convertible preferred stock. The options are fully vested and exercisable.

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          2 These percentages reflect the percentage share ownership with respect to 7,020,197 shares, the number of shares of Common Stock outstanding as of August 2, 2000.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          On August 17, 1999, the Company and Ash Capital entered into an Agreement of Understanding with respect to the purchase by Ash Capital of 333,334 shares of Series B convertible preferred stock at a price of $3.00 per share. This agreement provides Ash Capital with representation on the Company's board of directors and options to purchase 70,313 shares of common stock at $4.80 per share and 56,250 shares of common stock at $8.80 per share. The Agreement of Understanding was later amended to provide, among other things, that the Company deliver monthly and annual financial statements, make adjustments for business combinations and capital-related transactions, and issue additional shares of preferred stock to the extent that eRoomSystem Technologies sells shares of common stock, or its equivalents, for less than $3.00 per share.

          In addition to the Agreement of Understanding, the Company entered into a Stockholders' Agreement and Proxy dated August 17, 1999 with Ash Capital in which rights were granted to Ash Capital. As a result, Ash Capital possesses the right to vote a nominee onto the Company's board of directors, the right of first refusal with respect to the proposed sale of shares of our capital stock by our executive officers and their respective affiliates and the right to participate in the proposed sale of shares of our capital stock in an amount equal to one quarter of the number of shares proposed to be sold. In the event that there is a transfer by the Company's executive officers and their respective affiliates that violates this agreement, Ash Capital possesses the right to sell to the executive officers and their respective affiliates the number of shares of capital stock Ash Capital would have been able to sell pursuant to its participation rights. In addition, with the exception of transfers for estate planning purposes, the executive officers and their respective affiliates agreed to transfer no more than 10,000 shares of our capital stock per year. This agreement terminates upon the earlier of the tenth anniversary of the agreement or upon the consummation of a firmly underwritten public offering with gross proceeds of at least $12 million.

          On February 15, 2000, the Company received a $500,000 loan from Ash Capital. The Ash Capital loan is evidenced by a promissory note bearing simple interest at the rate of 10% per annum, payable on May 31, 2000, subsequently extended to July 31, 2000, and secured by our assets. Ash Capital was issued a warrant to purchase 18,750 shares of common stock exercisable at $4.80 per share through the second anniversary date of the close of the Company's initial public offering.

Item 7.     Material to be Filed as Exhibits

          Not applicable.

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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ash Capital, LLC, a Utah limited-liability company
Dated:	August 2, 2000	By:	/s/ David Harkness ------------------------------------------------------ David Harkness

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SEC 1746 (12-91)